April 1, 2020

Ian E. Gilbey
Chief Executive Officer
Beyond Wellness International, Inc.
303 East 4th Street
Los Angeles, CA 90013

       Re: Beyond Wellness International, Inc.
           Offering Statement on Form 1-A
           Filed March 6, 2020
           File No. 024-11173

Dear Mr. Gilbey:

        We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Offering Statement on Form 1-A filed March 6, 2020

Part I
Balance Sheet and Income Statement Information, page 1

1. The amounts you disclose for cash and cash equivalents and accounts payable and accrued expenses do not agree to the amounts stated in the March 31, 2019 balance sheet, which is the most recent fiscal period contained in the offering statement. Also, the amounts you disclose for total revenues, costs and expenses applicable to revenues, net loss and loss per share do not agree to the amounts reflected in your statement of operations for the year ended March 31, 2019. Please revise the amounts presented in these sections so they are consistent with the amounts reflected in your financial statements. Refer to Item 1.
      Financial Statements of Form 1-A.
 Ian E. Gilbey
FirstName LastNameIan E. Gilbey
Beyond Wellness International, Inc.
Comapany NameBeyond Wellness International, Inc.
April 1, 2020
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Part II - Preliminary Offering Circular
Offering Circular Cover Page, page 2

2. We note your disclosure that the units you are offering consist of 100 shares of common stock, and 100 warrants to purchase shares of class B common stock. Please clarify whether you are seeking to qualify the shares and warrants comprising the units, and the shares underlying the warrants. If not, please tell us why you are seeking to qualify only the Units, and not the common shares or warrants underlying the units.
3.       We note your disclosure that "[e]ach Unit consists of one hundred
(100) Shares of
         Common Stock . . . and one hundred (100) Class "B" Common Stock
Purchase
         Warrants." Please clarify whether the shares of common stock included in the units are shares of class B common stock, or another class of your common stock. In this regard, your form of warrant filed as an exhibit suggests that the warrant converts into common stock, despite the fact that the title of the warrant suggests otherwise.
Offering Summary
Price Per Unit, page 7

4. You disclose here that units are $300.00 per unit, but you disclose on your cover page that your units are priced at $3.00 per unit. Please revise for consistency.
Risk Factors
Risks Relating to This Offering and Investment
"There is Presently No Public Trading Market . . .", page 14

5. The disclosure you provide in this risk factor appears to differ from the disclosure you have provided in the forepart of your offering circular, where you state that you intend to seek to be quoted on the OTC Market, and from your accompanying Form 8-A, where you have sought to register a class of securities under Section 12(g), not
Section 12(b) which
         would allow for NASDAQ listing. Please revise to consistently state where you intend to establish a market for your securities.
Determination of Offering Price, page 17

6. We note your disclosure that the "Offering Price is arbitrary with no relation to value of the company." Please briefly describe the factors considered by management in determining the offering price.
Description of the Business
The Dr. Tom's Acquisition, page 20

7. We note your disclosure that "[w]ith the Federal legalization in December, 2018 of all hemp-derived cannabidiol (CBD) products and oils, a nationwide market has been opened for our Dr. Tom's product line." However, the 2018 Farm Bill to which you appear to
 Ian E. Gilbey
FirstName LastNameIan E. Gilbey
Beyond Wellness International, Inc.
Comapany NameBeyond Wellness International, Inc.
April 1, 2020
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         be referring does not allow individuals to freely grow and distribute hemp-derived products, and has many restrictions, including shared state and federal regulatory power over hemp cultivation and production. Please amend your disclosure to provide a more detailed description of the current legal status of CBD products and oils. Please also amend your risk factor disclosure to include a discussion of the risks associated with the regulatory restrictions and legal status of CBD products and oils. Include any limitations and risks related to state, federal, and FDA regulations.
The Proposed Joint Venture Transaction, page 21

8. With a view to understanding the status of the JV, please revise to clarify whether you and the parties have entered into a binding agreement and, if so, please file it as an exhibit to the offering circular. In this regard, your disclosure characterizes the transaction as
         "proposed" and subject to a Letter of Intent, which suggests that the terms of the transaction are not binding. If you intend to proceed with the JV, please revise to explain how you intend to raise the $5,000,000 you are required to invest. Manufacturing, page 22

9. You state here that a portion of the proceeds of this offering are planned to be utilized to acquire and build-out your own manufacturing and production facility; however, your Use of Proceeds disclosure does not state as much. Please advise or revise.
Marketing Objectives, page 22

10. We note your disclosure that "[you] do not sell products at the retail level, thereby avoiding the significant costs and regulatory requirements involved with selling directly to consumers." However, this statement appears to conflict with your disclosures that
         "[yo]ur direct-to-consumer sales of [y]our 'Dr. Tom's' branded CBD products was launched on a limited basis in January 2019, following the Federal legalization of hemp products and hemp-derived CBD oil and products," and "[you] expect that sales through
         [y]our www.drtomscbd.com website will be a significant source of revenues for the
         Company going forward, as [you] expand marketing efforts utilizing a portion of the proceeds of this offering." Please revise your disclosure to clarify whether you engage in direct to consumer sales, and whether you intend to do so in the future.
Management's Discussion and Analysis of Financial Condition and Results of Operations, page
23

11. Please revise your discussion to discuss your results of operations for the six month period ended September 30, 2019 as compared to the six months ended September 30, 2018.
         Also, where you reveal material changes from year to year in one or more line items, the causes for the changes should be described to the extent necessary for an understanding of your businesses as a whole. The discussion must not merely repeat numerical data contained in the consolidated financial statements. Refer to Instructions to Item 9(a)(2)
 Ian E. Gilbey
FirstName LastNameIan E. Gilbey
Beyond Wellness International, Inc.
Comapany NameBeyond Wellness International, Inc.
April 1, 2020
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FirstName LastName
         and (3) of Form 1-A.
Convertible Notes, page 26

12. We note your disclosure that you have authorized the issuance of up to $500,000 of
         Convertible Notes, and that the maturity date of these notes is February 4, 2020. Please tell us whether you have paid the principal and interest on these notes as of the maturity date, whether the holders have converted the notes, or whether you have negotiated to extend the maturity date of this note.
Description of Capital Stock, page 35

13. We note your disclosure that "[yo]ur outstanding $300,000 12% unsecured promissory note will mature on March 4, 2020, and may at the option of the Holder, be converted into
         300,000 Shares of Common Stock." We also note your disclosure on page 36 that "On
         May 4, 2018, the Company issued a six-month $300,000 Convertible Note to an unrelated third-party [and t]his Note currently has a Maturity Date of March 4, 2020." It appears that these notes have matured. In this regard, please tell us whether you have paid the principal and interest on the notes, whether the holders have converted the notes into shares of your common stock, or whether you have negotiated to extend the maturity date of these notes.
14. Please amend this section to include a description of your warrants, in accordance with
         Item 14(c) of Form 1-A. In this regard, please ensure that the descriptions are consistent with the exhibit you have filed, as your exhibit reflects a $4.00 exercise price yet your offering circular reflects a $3.00 exercise price. The period in which the warrants may be exercised is also inconsistently described.
Report of Registered Independent Public Accounting Firm, page 42

15. The accumulated losses as of March 31, 2019 as referenced in the second paragraph of the audit report do not agree to the amount of $490,444 reflected in the Company's March 31,
         2019 financial statements. Please revise to include an audit report that references accumulated losses that agree to those reflected in the March 31, 2019 audited financial statements.
Financial Statements, page 43

16. Please revise to include updated interim financial statements as required by Part F/S
         (b)(3)(B) and (b)(5) of Form 1-A.
Balance Sheets, page 43

17. Please tell us your consideration of recording the common stock to be issued as a liability.
         Refer to ASC 805-30-25-6 and ASC 480-10.
18. The amounts you state as issued and outstanding as of March 31, 2019 do not agree to the
 Ian E. Gilbey
FirstName LastNameIan E. Gilbey
Beyond Wellness International, Inc.
Comapany NameBeyond Wellness International, Inc.
April 1, 2020
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         amounts stated in the statement of changes in stockholders' deficit for the year ended
         March 31, 2019. Please reconcile and revise these amounts for consistency.
Statement of Changes in Stockholders' Deficit, page 45

19. You have indicated that the ending balances are as of December 31, 2018 instead of for the years ended March 31, 2018 and March 31, 2019 consistent with your other financial statements. Please revise so that the period end dates in your statement of changes in stockholders' deficit are consistent with the balance sheet dates presented in your financial statements.
20. Please tell us how you considered the guidance in ASC 505-50-25-4 and ASC 505-50-30-
         2 in accounting for the transactions in which the Company issued common stock for the purchase of IP, for consulting services and for director fees. If other accounting guidance was applied in accounting these transactions, please explain your rationale for the accounting guidance and related treatment used in accounting for these transactions.
         Also, please explain why the number of shares of common stock issued for IP of
         1,450,000 common shares during the year ended March 31, 2019, as disclosed in your statement of changes in shareholders' equity, differs from the number disclosed in Note 4 in connection with this transaction of 2,450,000 common shares. Statements of Cash Flows, page 46

21. Please tell us your consideration of classifying the proceeds received from note payable to shareholder as cash flows from financing activity. Refer to ASC 230-10-45-14b.
Intangible Assets, page 47

22. Please revise to include the disclosures in ASC 350-30-50-1 and 2 for your intangible assets or explain why you do not believe these disclosures are required.
Note 4. Stockholders' Equity, page 49

23. Please provide us with your analysis of how you considered whether the acquisition of certain intellectual property and related product lines from Zeppoli Holdings Trust LLC represented a business. Also if you concluded that this acquisition represented a business as defined in Rule 11-01(d) of Regulation S-X, please explain why you have not provided financial statements for the business acquired as required by Rule 8-04 of Regulation S-
         X.
Item 16. Index to Exhibits
Exhibit 4.1 Form of Subscription Agreement, page 52

24. We note that Section 6 of your subscription agreement includes an exclusive forum and jury trial waiver provision. Please amend your filing to describe these provisions, including the extent to which they apply to claims made pursuant to the Securities Act or
         Exchange Act. If the provision applies to Securities Act claims, please also revise your
 Ian E. Gilbey
Beyond Wellness International, Inc.
April 1, 2020
Page 6
       prospectus to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. Please also provide risk factor disclosure related to this provision, including risks related to increased costs to bring a claim and that these provisions can discourage claims or limit investors' ability to bring a claim in a judicial forum that they find favorable.

       If this provision does not apply to actions arising under the Securities Act or Exchange
       Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

        You may contact Anthony Watson at (202) 551-3318 or Linda Cvrkel at
(202) 551-
3813 if you have questions regarding comments on the financial statements and related matters. Please contact Katherine Bagley at (202) 551-2545 or Mara Ransom at
(202) 551-
3264 with any other questions.



                                                             Sincerely,
FirstName LastNameIan E. Gilbey
                                                             Division of
Corporation Finance
Comapany NameBeyond Wellness International, Inc.
                                                             Office of Trade &
Services
April 1, 2020 Page 6
cc:       Peter Berkman
FirstName LastName